

February 8, 2011

Max Weissengruber
President and Chief Executive Officer
Freshwater Technologies, Inc.
30 Denver Crescent, Suite 200
Toronto, Ontario Canada M2J 1G8

      Re: Freshwater Technologies, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed April 15, 2010
             Form 10-Qs for Fiscal Quarters Ended
             March 31, 2010, June 30, 2010 and September 30, 2010
             Filed May 17, 2010, August 16, 2010 and November 9, 2010, respectively
             File No. 000-53871

Dear Mr. Weissengruber:

      We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                /s/ H. Christopher Owings

                 H. Christopher Owings
                 Assistant Director

cc: Kari Richardson
       Bacchus Law Corporation